UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 5

BALLY’S CORPORATION

(Name of Subject Company (Issuer))

Bally’s Corporation

Standard General L.P.

SG CQ Gaming LLC

SG Parent LLC

Standard RI Ltd.

Soohyung Kim

(Names of Filing Persons)

Common Stock, $0.01 par value

(Title of Class of Securities)

05875C

(CUSIP Number of Class of Securities)

Bally’s Corporation

100 Westminster Street

Providence, RI 02903 (401) 475-8474

Attn: Kim M. Barker,

Jaymin Patel

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard Langan, Jr.	Scott D. Miller	Mark A. Morton	Ryan Messier
John C. Partigan	Lauren S. Boehmke	Alyssa K. Ronan	Philip Richter
Conrad Adkins	Sullivan & Cromwell	Potter Anderson &	Fried, Frank, Harris, Shriver &
Nixon Peabody LLP	LLP	Corroon LLP	Jacobson LLP
55 West 46th Street	125 Broad Street	1313 N Market Street	One New York Plaza
New York, NY 10036	New York, NY 10004	6th Floor	New York, NY 10004
(212) 940-3140	(212) 558-3109	Wilmington, DE 19801	(202) 639-7226
(302) 984-6078

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2025 (as previously and hereby amended, this “Transaction Statement”), together with the exhibits to such Transaction Statement, amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2024 (the “Initial Schedule 13E-3”), as amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on October 10, 2024, Amendment No. 2 to Schedule 13E-3 filed with the SEC on October 17, 2024. Amendment No. 3 to the Schedule 13E-3 filed with the SEC on November 8, 2024 and Amendment No. 4 to the Schedule 13E-3 filed with the SEC on December 11, 2024, is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Bally’s Corporation, a Delaware corporation (the “Company” or “Bally’s”), (b) Standard General L.P., a Delaware limited partnership (“Standard General”), (c) SG CQ Gaming LLC, a Delaware limited liability company (“SG Gaming”), an affiliate of Standard General and stockholder of The Queen Casino & Entertainment, Inc. (“Queen”), (d) SG Parent LLC, a Delaware limited liability company and an affiliate of Standard General (“Parent”), (e) Standard RI Ltd., an exempted company incorporated in the Cayman Islands and an affiliate of Standard General and Queen (“SRL”), and (f) Soohyung Kim, an individual. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons”.

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated July 25, 2024 (as it has been amended, supplemented or modified from time to time, the “Merger Agreement”), by and among the Company, Epsilon Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub I”), Epsilon Sub II, Inc., a Delaware corporation and affiliate of the Company (“Merger Sub II” and together with the Company and Merger Sub I, the “Company Parties”), Parent, Queen, and solely for purposes of specified provisions of the Merger Agreement, SG Gaming (together with Parent and Queen, the “Buyer Parties”).

Pursuant to the terms of the Merger Agreement, on the Closing Date: (i) SG Gaming contributed to the Company 10,967,117 shares of common stock, par value $0.00000198 per share, of Queen (“Queen Common Stock”), representing all shares of Queen Common Stock owned by SG Gaming as of immediately prior to such contribution, in exchange for 26,909,895 shares of common stock, par value $0.01 per share, of Bally’s (“Company Common Stock”), based on a 2.45368905950 share exchange ratio (the “Queen Exchange Ratio”) (such contribution of Queen Common Stock and issuance of shares of Company Common Stock in exchange therefor, the “Queen Share Contribution”); (ii) immediately thereafter, Merger Sub I merged with and into the Company (the “Company Merger”), with the Company surviving the Company Merger; and (iii) immediately thereafter, Merger Sub II merged with and into Queen (the “Queen Merger”), with Queen surviving the Queen Merger as a direct, wholly owned subsidiary of the Company.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the consummation of the transactions contemplated by the Merger Agreement and to reflect certain updates detailed below. Except as otherwise set forth in this Final Amendment, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement and the Proxy statement (defined below).

On October 17, 2024, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement and Amendments to the Merger Agreement is attached hereto as Exhibit (d)(i), (d)(ii) and (d)(iii) and is also included as Annex A-1, Anex A-2, and Annex A-3 to the Proxy Statement and incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information.

(c)        Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On February 7, 2025, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Company Merger became effective. At the effective time of the Company Merger (the “Company Effective Time”), Merger Sub I merged with and into the Company, with the Company surviving the Company Merger. At the Company Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Company Effective Time (other than shares of Company Common Stock owned by: (i) the Company or any of its wholly owned subsidiaries; (ii) Parent or any of Parent’s affiliates; (iii) SG Gaming following the Queen Share Contribution; or (iv) Rolling Holders (who, in the aggregate, duly elected to have an aggregate of 9,090,234 shares of Company Common Stock remain issued and outstanding following the Company Merger)) was converted into the right to receive cash consideration equal to $18.25 per share of Company Common Stock. No statutory appraisal rights were perfected in connection with the Company Merger.

Following the completion of the Company Merger, Merger Sub II merged with and into Queen, with Queen surviving the Queen Merger as a direct, wholly owned subsidiary of the Company. At the effective time of the Queen Merger (the “Queen Effective Time”), (i) each share of common stock, par value $0.01 per share, of Merger Sub II outstanding as of immediately prior to the Queen Effective Time was converted into one share of Queen Common Stock and (ii) each share of Queen Common Stock issued and outstanding immediately prior to the Queen Effective Time (other than the Queen Contributed Shares) was cancelled in exchange for newly issued shares of Company Common Stock based on the Queen Exchange Ratio. This resulted in the issuance of 3,542,205 shares of Company Common Stock, including 1,787,795 shares of Company Common Stock issued in respect of shares of Queen Common Stock issued upon the exercise of Queen warrants immediately prior to the Queen Effective Time. A total of 30,452,096 shares of Company Common Stock was issued in the aggregate as a result of the Queen Share Contribution and Queen Merger.

Following the completion of the Merger Transactions, all Company Common Stock reverted to the original “BALY” ticker symbol and Company Common Stock remained registered with the SEC and is expected to continue trading on the New York Stock Exchange based on applicable listing requirements. Bally’s currently has 48.4 million shares of Company Common Stock outstanding. Warrants representing the right to purchase up to approximately 11.6 million shares of Bally’s common stock also remain outstanding.

Item 1.01 and Item 2.01 of the Form 8-K are hereby incorporated by reference.

Item 16. Exhibits.

The following exhibits are filed herewith, have been filed with the Transaction Statement or are incorporated by reference herein or in the Transaction Statement:

Exhibit Number	Description
(a)(2)(i)*	Definitive Proxy Statement of Bally’s Corporation (the “Proxy Statement”) (included in the Schedule 14A filed on October 17, 2024 and incorporated herein by reference).
(a)(2)(ii)*	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iii)*	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)*	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(v)*	Initial Election Form and Letter of Transmittal with respect to shares of Common Stock of Bally’s Corporation (included as Annex I to the Proxy Statement and incorporated herein by reference).
(a)(5)(i)*	Press Release, dated July 25, 2024 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed July 25, 2024 and incorporated herein by reference).
(a)(5)(ii)*	Current Report on Form 8-K (filed with the SEC on November 7, 2024 and incorporated by reference herein).
(a)(5)(iii)*	Current Report on Form 8-K (filed with the SEC on November 21, 2024 and incorporated by reference herein).
(a)(5)(iv)*	Current Report on Form 8-K (filed with the SEC on December 11, 2024 and incorporated by reference herein).
(a)(5)(v)*	Press Release of Bally’s Corporation, dated December 11, 2024 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 11, 2024 and incorporated herein by reference).
(a)(5)(vi)*	Rolling Share Election Instruction Letter, dated December 11, 2024 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed December 11, 2024 and incorporated herein by reference).
(a)(5)(vii)*	Second Election Form and Letter of Transmittal with respect to shares of Common Stock of Bally’s Corporation (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed December 11, 2024 and incorporated herein by reference).
(a)(5)(viii)	Press Release of Bally’s Corporation, dated January 21, 2025.
(a)(5)(ix)	Current Report on Form 8-K (filed with the SEC on February 13, 2025 and incorporated by reference herein).
(a)(5)(x)	Press Release of Bally’s Corporation, dated February 7, 2025 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed February 13, 2025 and incorporated herein by reference).
(b)(i)*	Debt Commitment Letter, dated July 25, 2024, executed by Parent, Apollo Global Securities, LLC, and Apollo Capital Management, L.P.
(b)(ii)	Note Purchase Agreement, dated February 7, 2025, by and among the Company, the subsidiaries of the Company party thereto as guarantors, Alter Domus (US) LLC as note agent and collateral agent, and the purchasers party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed February 13, 2025 and incorporated herein by reference).
(c)(i)*	Opinion, dated July 24, 2024, of Macquarie Capital (USA) Inc. to the Special Committee (included as Annex B to the Proxy Statement and incorporated herein by reference).
(c)(ii)*	Presentation, dated July 24, 2024, of Macquarie Capital (USA) Inc. to the Special Committee.
(c)(iii)*	Discussion Materials, dated July 23, 2024, of Macquarie Capital (USA) Inc. for the Special Committee.
(c)(iv)*	Discussion Materials, dated July 19, 2024, of Macquarie Capital (USA) Inc. for the Special Committee.
(c)(v)*	Discussion Materials, dated July 12, 2024, of Macquarie Capital (USA) Inc. for the Special Committee.
(c)(vi)*	Discussion Materials, dated May 23, 2024, of Macquarie Capital (USA) Inc. for the Special Committee.
(c)(vii)*	Discussion Materials, dated May 23, 2024, of Macquarie Capital (USA) Inc. for the Special Committee.
(c)(viii)*	Discussion Materials, dated April 24, 2024, of Macquarie Capital (USA) Inc. for the Special Committee.
(d)(i)*	Agreement and Plan of Merger, dated as of July 25, 2024 (as it has been or may be amended, supplemented or modified from time to time) by and among, Parent, Queen, Company, Merger Sub I, Merger Sub II, and SG Gaming (included as Annex A-1 to the Proxy Statement and incorporated herein by reference).
(d)(ii)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 27, 2024, by and among, Parent, Queen, Company, Merger Sub I, Merger Sub II, and SG Gaming (included in Annex A-2 to the Proxy Statement and incorporated herein by reference).
(d)(iii)*	Amendment No. 2 to Agreement and Plan of Merger, dated as of September 30, 2024, by and among, Parent, Queen, Company, Merger Sub I, Merger Sub II, and SG Gaming (included in Annex A-3 to the Proxy Statement and incorporated herein by reference).
(d)(iv)*	Limited Guarantee, dated July 25, 2024, delivered by Standard RI Ltd. to Bally’s Corporation (included as Annex E to the Proxy Statement and incorporated herein by reference).

(d)(v)*	Support Agreement, dated as of July 25, 2024, by and among the Company, Parent and SRL (included as Annex C to the Proxy Statement and incorporated herein by reference).
(d)(vi)*	Support Agreement, dated as of July 25, 2024, by and among the Company, Parent and SBG (included as Annex C to the Proxy Statement and incorporated herein by reference).
(d)(vii)*	Support Agreement, dated as of July 25, 2024, by and among the Company, Parent and Noel Hayden (included as Annex C to the Proxy Statement and incorporated herein by reference).
(d)(viii)*	Side Letter, dated July 25, 2024, by and among Standard General Master Fund II L.P., Parent, Queen and the Company (included as Annex D to the Proxy Statement and incorporated herein by reference).
(d)(ix)*	Amended and Restated Bylaws of Bally’s Corporation (included as Annex G to the Proxy Statement and incorporated herein by reference).
(f)*	Section 262 of the Delaware General Corporation Law (included as Annex H to the Proxy Statement and incorporated herein by reference).
107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2025

BALLY’S CORPORATION

By:	/s/ Marcus Glover
Name:	Marcus Glover
Title:	Chief Financial Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2025

Standard General L.P.

By:	/s/ Soohyung Kim
Name:	Soohyung Kim
Title:	Chief Executive Officer

SG CQ GAMING LLC

By:	/s/ Soohyung Kim
Name:	Soohyung Kim
Title:	Manager

SG Parent LLC

By:	/s/ Soohyung Kim
Name:	Soohyung Kim
Title:	Chief Executive Officer

Standard RI Ltd.

By:	/s/ Soohyung Kim
Name:	Soohyung Kim
Title:	Director

Soohyung Kim

/s/ Soohyung Kim